M-SYSTEMS FLASH DISK PIONEERS LTD.

7 ATIR YEDA STREET

KFAR SABA, ISRAEL 44425

October 26, 2005

Mr. Mark Shuman

Branch Chief - Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: M-Systems Flash Disk Pioneers Ltd. (the "Company")

Registration Statement on Form F-3/A

(File Number 333-126774)

Dear Mr. Shuman:

Pursuant to Rule 461 of the Securities Act of 1933, the undersigned registrant hereby requests acceleration of the effectiveness date of the above-captioned registration statement to Thursday, October 27, 2005 at 5:00 p.m., EST, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the "Commission") or the staff thereof, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff thereof, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

M-Systems Flash Disk Pioneers Ltd.

By:   /s/ Ronit Maor________

Name:  Ronit Maor

Title:  Chief Financial Officer

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